Exhibit 24(b)(4)(f)

                Endorsement - Asset Rebalancing Program (EA ARNY)


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                        AUSA LIFE INSURANCE COMPANY, INC.




                                   ENDORSEMENT


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The following provision is added to this Contract, effective as of the date We receive the Owner's written request to participate in the Asset Rebalancing Program.

ASSET REBALANCING PROGRAM. The Owner may instruct Us to transfer automatically Cash Values among the Sub-Accounts for purposes of maintaining a particular percentage allocation among the Sub-Accounts.

The Cash Value allocated to each Sub-Account will grow or decline in value at different rates. The Asset Rebalancing Program automatically reallocates the Cash Value in the Sub-Accounts at the end of each period to match the currently effective Net Premium allocation schedule. The Asset Rebalancing Program is intended to transfer Cash Value from those Sub-Accounts that have increased in value to those that have declined in value. Over time, this method of investing may help an Owner buy low and sell high. We do not guarantee that this method will result in gains or protect against losses.

The following conditions apply to Asset Rebalancing:

     1. The Owner must provide written election of this option on a form provided by Us;
     2.  A minimum Cash Value of $5,000 is required;
     3.  Asset Rebalancing is only available prior to the Maturity Date;
     4.  Cash Values in the Fixed Account are not eligible for Asset
         Rebalancing.

The Owner may elect for rebalancing to occur on each quarter, semi-annual or annual Anniversary. Following receipt of the Owner's written request, the initial rebalancing will occur on the next such Anniversary, and will occur in accordance with the current Net Premium allocation.

Asset Rebalancing is not available and will terminate if:

     1.  The Owner elects Dollar Cost Averaging;
     2. The Owner elects to participate in any asset allocation service provided by a third party.
     3.  We receive the Owner's request to discontinue participation; or
     4. A transfer is made to, or from, any Sub-Account other than under a scheduled rebalancing.

Each reallocation which occurs under Asset Rebalancing will be counted towards the number of transfers allowed without charge.

We reserve the right to limit re-entry into the Asset Rebalancing Program following termination to once per Contract Year.




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We reserve the right to discontinue, modify or suspend the Asset Rebalancing
Program at any time, following proper written notification to all Owners.



/s/ Craig D. Vermie                                 /s/ Tom A. Schlossberg
       Secretary                                            President